  Exhibit 99.1

Fury Provides Details of Virtual Annual General and Special Meeting of Shareholders

Toronto, Canada – June 7, 2021 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) confirms the details of its 2021 Annual General and Special Meeting of Shareholders (the “Meeting”), which will be held on Thursday, June 24, 2021 at 1:00 p.m. ET.

Due to the continuing public health restrictions relating to the COVID-19 pandemic, and having regard to the health and safety of the Company’s directors, employees and shareholders, the Meeting will be held in a virtual-only format via a live webcast, which can be accessed at http://web.lumiagm.com/469793926, using the Meeting password “fury2021”. The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Meeting is May 19, 2021.

Meeting materials and instructions for eligible shareholders to vote at and participate in the Meeting have been provided in the Company’s Notice of Annual General and Special Meeting of Shareholders and Management Information Circular, which has been posted on the Company’s website at www.furygoldmines.com/investors/agmmaterials/ and can be found under the Company’s profile located on SEDAR at www.sedar.com.

Following the conclusion of the Meeting, senior management will be in attendance to give a Company presentation, as well as answer questions in an informal question-and-answer session through the webcast platform.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

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